

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 26, 2010

Mr. Ching-Sang Hong
Chief Executive Officer
Actavision Ventures, Inc.
30990 Huntsman Drive East
Farmington Hills MI 48331

Re: Actavision Ventures, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Forms 10-Q for the Quarters Ended March 31, 2009, June 30, 2009 and
September 30, 2009
File No. 0-52514

Dear Mr. Hong:

        We issued comments to you on the above captioned filings on December 17, 2009. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by May 10, 2010 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

        If you do not respond to the outstanding comments by May 10, 2010, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosures. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://sec.gov/news/press/2005-72.htm.

Please contact Raquel Howard, Staff Accountant at (202) 551-3291 or Ryan Milne, Branch Chief at (202) 551-3688 if you have any questions.

Sincerely,

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services